Exhibit 15.2

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

This file is intended to be a manifestation of certain data in the subject report and as such are subject to the same conditions thereof. The information and data contained in this file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

February 3, 2015

BP Russian Investments Limited

Chertsey Road

Sunbury on Thames, Middlesex, TW16 7BP

Ladies and Gentlemen:

Pursuant to the request of OAO NK Rosneft (Rosneft), we have estimated the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2014, of certain properties owned by Rosneft. This evaluation was completed on February 3, 2015. At the request of BP Russian Investments Limited (BP), a wholly owned subsidiary of BP p.l.c., this report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S–K and is to be used for inclusion in certain United States Securities and Exchange Commission (SEC) filings by BP p.l.c. The properties evaluated consist of working interests located in the Russian Federation, Algeria, Canada, Venezuela, and Vietnam. Rosneft has represented that it owns an interest in certain fields located in the Russian Federation either directly or through various subsidiary enterprises. Rosneft has represented that all fields are held at 100 percent by the respective subsidiary enterprise. Rosneft has represented that its ownership in all the subsidiary enterprises ranges between 16.67 and 100 percent.

Also included in this report are interests held through 3 production sharing agreements (PSA) and 10 joint ventures (JV). As represented by Rosneft, the PSA holdings include projects in Russia, Algeria, and Vietnam. The JV holdings include five in Russia, four in Venezuela, and one in Canada.

These subsidiary enterprises, the Rosneft direct holdings in the Russian Federation (including those in the Chechen Republic), the Russian PSA, the Algerian PSA, the Vietnam PSA, the Russian JVs, the Venezuela JVs, and the Canadian JV are collectively referred to hereinafter as “Rosneft Holdings.” BP has represented that it owns a 19.75-percent interest in Rosneft Holdings.

DEGOLYER AND MACNAUGHTON

Rosneft has represented that these properties account for 100 percent of Rosneft’s net proved reserves as of December 31, 2014. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4–10(a) (l)–(32) of Regulation S–X of the SEC.

Certain properties in which Rosneft has an interest are subject to the terms of various PSAs. The terms of these PSAs generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to determine the “entitlement reserves.” These entitlement reserves are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, Rosneft net reserves or interest for certain properties subject to these PSAs is the entitlement based on Rosneft’s working interest. For the Algerian PSA, the proved reserves were estimated to be zero.

The estimated reserves and associated values are reported herein at 100 percent for those subsidiaries of which Rosneft has majority control, either through direct ownership or through voting rights. The estimated reserves and values for those subsidiaries which Rosneft does not control are reported at Rosneft’s ownership interest. All of the fields evaluated are located in the Russian Federation, Algeria, Canada, Venezuela, or Vietnam.

Rosneft has represented that the Russian Law on Subsoil provides for the extension of production licenses at the request of the license holder if there exists economic reserves upon the expiration of the primary term, provided the license holder is in material compliance with the terms of the existing license. We understand that the principal requirements for license extension are that the license holder complies with the material terms of the license and that mineral extraction has not been completed. As in the past, Rosneft is required to submit to the appropriate government agency for approval, prior to production, individual field development plans based on the economic life of the field and not based on the term of the associated license. Rosneft has represented that upon completion of the primary term of its current licenses, each of the subsidiary enterprises intends to continue to extend these licenses until the end of the economic life of the associated fields, and that they intend to proceed accordingly with development and operation of these fields. Based on these representations we have included as proved reserves those volumes that are estimated to be economically producible from the fields evaluated after the expiration of the primary term of their licenses.

DEGOLYER AND MACNAUGHTON

Reserves included herein are expressed as net reserves owned or controlled by Rosneft (Rosneft net). Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2014. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Rosneft after deducting all interests owned by others. For the PSAs, these reserves are expressed in terms of the barrel equivalent of the cost recovery and profit share (entitlement) after deducting interests owned by others.

Data used in our estimates were obtained from Rosneft and public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Rosneft with respect to ownership, production, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

The volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions

DEGOLYER AND MACNAUGHTON

of the properties, and the production histories. In certain cases, recovery factors were estimated by analogy with similar wells or reservoirs for which more complete data were available.

For the Vietnam fields, a Rosneft-supplied reservoir simulation model was reviewed and used to estimate recovery factors. In this case, an analysis of reservoir performance, including production rate, wellhead pressure, and gas-condensate ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Gas reserves estimated herein are reported as fuel-gas, sales-gas, and marketable-gas volumes. Fuel gas is either that portion of the total volume of gas to be produced from the reservoirs used in the operation of the field, or in certain cases it represents the estimated volume of gas utilized in existing and future power-generation plants. Rosneft provided information about currently operating and future plants, including schedule of operation, plant inlet rates, fields associated with each plant, and pertinent economic parameters. Sales gas is defined as the total volume of gas to be produced from the reservoirs, measured at the point of delivery, available for sales, after deductions for various losses and usage. Sales gas is made up of associated gas, including gas-cap and solution gas, from certain oil fields and nonassociated gas from certain oil fields and the gas fields. Marketable gas is defined as the sum of fuel gas and sales gas. Gas reserves estimated herein are expressed at a temperature base of 20 degrees
Centigrade (°C) and 1 atmosphere. Estimates of gas reserves are expressed herein in millions of cubic feet (106ft3).

The fuel gas quantities included as a portion of Rosneft’s marketable gas reserves are as follows, expressed in millions of cubic feet (106ft3):

Fuel Gas Portion of Marketable Gas Reserves (10[6]ft3)
Proved
Developed	1,794,808
Undeveloped	269,407

Total Proved	2,064,215

DEGOLYER AND MACNAUGHTON

Definition of Reserves

Petroleum reserves estimated by us and included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of
Rules 4–10(a) (l)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

DEGOLYER AND MACNAUGHTON

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

DEGOLYER AND MACNAUGHTON

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

DEGOLYER AND MACNAUGHTON

Our estimates of Rosneft’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

		Rosneft Net Reserves
Rosneft Holdings	Reserves Classification	Oil and Condensate (10[3]bbl)	NGL (10[3]bbl)	Marketable Gas (10[6]ft3)	Sales Gas (10[6]ft3)
Russia	Proved Developed	15,185,245	153,739	23,864,155	22,069,488
	Proved Undeveloped	9,784,823	81,124	25,876,274	25,607,079

	Total Proved	24,970,068	234,863	49,740,429	47,676,567

Algeria	Proved Developed	0	0	0	0
	Proved Undeveloped	0	0	0	0

	Total Proved	0	0	0	0

Canada	Proved Developed	1,334	424	3,672	3,531
	Proved Undeveloped	1,619	424	3,602	3,390

	Total Proved	2,953	848	7,274	6,921

Venezuela	Proved Developed	54,703	0	26,978	26,978
	Proved Undeveloped	100,417	0	44,200	44,200

	Total Proved	155,120	0	71,178	71,178

Vietnam	Proved Developed	594	0	134,090	134,090
	Proved Undeveloped	0	0	0	0

	Total Proved	594	0	134,090	134,090
Total	Proved Developed	15,241,876	154,163	24,028,895	22,234,087
	Proved Undeveloped	9,886,859	81,548	25,924,076	25,654,669

	Total Proved	25,128,735	235,711	49,952,971	47,888,756

Note:	Rosneft has represented that it controls the management of certain of the Rosneft Holdings in Russia through various subsidiary enterprises. For those Rosneft Holdings controlled by Rosneft, 100 percent of the reserves are reported herein as Rosneft Net Reserves and include those reserves not directly owned by Rosneft.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (l)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

DEGOLYER AND MACNAUGHTON

In connection with the Financial Accounting Standards Board and the Securities and Exchange Commission standards and regulations, it should be noted that (i) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year, (ii) certain proved undeveloped reserves are scheduled for development more than 5 years in the future, and (iii) certain economically producible quantities of reserves beyond the primary term of the current production licenses have been classified as proved reserves in this report based on Rosneft’s representation that each of the subsidiary enterprises discussed therein has the ability to and intends to extend the applicable current production licenses to the end of the economic life of the associated fields and that Rosneft believes with reasonable certainty that the inclusion of the reserves and revenue under extended license terms is consistent with SEC regulations. We believe it is reasonable therefore to include these quantities as SEC proved reserves for the reasons discussed herein.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

We are not in a position to offer an opinion on the duration of the subsidiary enterprises’ production licenses under the Russian Law on Subsoil, but, in light of the above, believe Rosneft’s view on the probability of license extensions to be reasonable although such view may not be confirmed by the SEC. We believe it is reasonable therefore to include these quantities as SEC proved reserves.

Rosneft has represented to us that the Russian Law on Subsoil requires that an operator develop a field according to a development plan that has been submitted to and approved by the appropriate government authority. Once approved, failure to follow the development plan is a violation of the Russian Law on Subsoil and may result in the cancellation of the operator’s production license for the field. Since the implementation of the approved development plan, including that portion that may occur more than 5 years in the future, is a requirement for maintaining the production license, we have included in certain of our estimates of SEC proved reserves those quantities associated with development activities that are part of the approved development plan and scheduled more than 5 years in the future. We

DEGOLYER AND MACNAUGHTON

believe that since they must be developed to prevent the loss of licenses that there is reasonable certainty that the reserves will be developed. We believe it is reasonable therefore to include these quantities as SEC proved reserves. Rosneft has represented to us that the development plans provided to us are in accordance with the approved development plans. We cannot render an opinion regarding the actual possibility that a license will be terminated for failure to follow approved development plans nor an opinion on how many companies have lost their licenses for not following approved development plans.

Our estimates of Rosneft’s net proved reserves attributable to the reviewed properties, adjusted for BP’s ownership interest of 19.75 percent, are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

		Rosneft Net Reserves Adjusted for BP 19.75-Percent Share
Rosneft Holdings	Reserves Classification	Oil and Condensate (10[3]bbl)	NGL (10[3]bbl)	Marketable Gas (10[6]ft3)	Sales Gas (10[6]ft3)
Russia	Proved Developed	2,999,086	30,363	4,713,171	4,358,724
	Proved Undeveloped	1,932,503	16,022	5,110,564	5,057,398

	Total Proved	4,931,589	46,385	9,823,735	9,416,122

Algeria	Proved Developed	0	0	0	0
	Proved Undeveloped	0	0	0	0

	Total Proved	0	0	0	0

Canada	Proved Developed	263	84	725	697
	Proved Undeveloped	320	84	711	670

	Total Proved	583	168	1,436	1,367

Venezuela	Proved Developed	10,804	0	5,328	5,328
	Proved Undeveloped	19,832	0	8,730	8,730

	Total Proved	30,636	0	14,058	14,058

Vietnam	Proved Developed	117	0	26,483	26,483
	Proved Undeveloped	0	0	0	0

	Total Proved	117	0	26,483	26,483

Total	Proved Developed	3,010,270	30,447	4,745,707	4,391,232
	Proved Undeveloped	1,952,655	16,106	5,120,005	5,066,798

	Total Proved	4,962,925	46,553	9,865,712	9,458,030

DEGOLYER AND MACNAUGHTON

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs, expressed in United States dollars (U.S.$):

Oil and Condensate Prices

Rosneft has represented that the oil and condensate prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Rosneft supplied oil, condensate, and gas prices, which are based on a Urals reference price of R27,109 per metric ton (U.S.$99.70 per barrel). The Urals reference oil price is an average of the Urals (MED) and Urals (Rdam) prices as published in the Platts Oilgram Price Report. For the Rosneft holdings in the Russian Federation (including those in both the Chechen Republic and the Russian PSA), the volume-weighted average oil and condensate prices over the life of the properties was U.S.$70.17 per barrel and U.S.$64.22 per barrel, respectively. For the JV holding in Canada, Rosneft supplied differentials to an Edmonton Light Oil reference price of U.S.$85.73 per barrel and the prices were held constant thereafter. The average oil price over the life of the properties in the Canadian JV was U.S.$81.94 per barrel. For the JV holdings in Venezuela, Rosneft has represented that the oil reference price of U.S.$100.99 per barrel was used. Rosneft provided differentials to the reference price for each of the Venezuelan fields. Prices were held constant. The volume-weighted average price for the Venezuelan holdings was U.S.$85.64 per barrel. For the PSA holdings in Vietnam, Rosneft has represented that the condensate reference price of U.S.$100.99 per barrel was used. The realized price of the condensate for the Vietnam holdings was U.S.$101.56 per barrel.

DEGOLYER AND MACNAUGHTON

NGL Prices

Rosneft has represented that the NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. For the Rosneft holdings in the Russian Federation (including those in both the Chechen Republic), the volume-weighted average NGL price over the life of the properties was U.S.$24.75 per barrel. For the JV holding in Canada, Rosneft supplied NGL price average of U.S.$34.21 per barrel and the prices were held constant thereafter. The average NGL price over the life of the Canadian properties was U.S.$34.21 per barrel.

Gas Prices

Rosneft has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. For the Rosneft holdings in the Russian Federation (including those in both the Chechen Republic and the Russian PSA), the volume-weighted average price over the life of the properties was U.S.$1.61 per thousand cubic feet (Mcf). For the JV holding in Canada, Rosneft supplied differentials to an Alberta Export Canadian metering outlet (AECO) reference price of U.S.$3.99 per Mcf and the prices were held constant thereafter. The average gas price over the life of the properties in the Canadian JV was U.S.$4.01 per Mcf. For the Petromonagas field in Venezuela, Rosneft supplied a domestic gas reference price of U.S.$0.26 per Mcf, which was held constant for the life of the property. For the PSA holdings in Vietnam, Rosneft has represented that sales gas is priced according to terms of a Gas Sales Agreement and the average price is U.S.$2.88 per Mcf, held constant for the life of the properties.

DEGOLYER AND MACNAUGHTON

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Rosneft, were used in estimating future values required to operate the fields. In certain cases, future costs, either higher or lower than current values, were used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

Estimates of oil, condensate, natural gas liquids, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2014, estimated oil and gas volumes.

DEGOLYER AND MACNAUGHTON

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Rosneft or BP. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of BP. DeGolyer and MacNaughton has used all methods and procedures as it considered necessary under the circumstances to prepare this report. All assumptions, data, procedures, and methods used to prepare this report are considered by DeGolyer and MacNaughton to be appropriate for the purpose served by this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Steven R. Gilbert, P.E.
Steven R. Gilbert, P.E.
[SEAL]	Vice President
DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Steven R. Gilbert, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to BP dated February 3, 2015, and that I, as Vice President, was responsible for the preparation of this report.

2.	That I attended the University of Missouri – Rolla, and that I graduated with a Bachelor of Science degree in 1976; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 32 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Steven R. Gilbert, P.E.
Steven R. Gilbert, P.E.
[SEAL]	Vice President
DeGolyer and MacNaughton